SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

       INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)

                            Peter Kiewit Sons', Inc.
                              (Name of Issuer)

                          Common Stock $0.01 Par Value
                         (Title of Classes of Securities)

                                       N/A
                                (CUSIP Number)

                             Michael F. Norton, Esq.
                                  Kiewit Plaza
                              Omaha, Nebraska 68131
                          Telephone Number: (402) 342-2052
                  (Name, Address, and Telephone Number of Person
                  Authorized to Receive Notices and
                               Communications)

                                 July 31, 1998
              (Date of Event Which Requires Filing of This
                       Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __


          Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                               (Page 1 of 3 Pages)



CUSIP No.     N/A
13D
Page    2    of    3    Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard W. Colf



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  __

                                                         (b)  __

3   SEC USE ONLY


4   SOURCE OF FUNDS*
        OO/PF


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                             __


6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.


NUMBER OF               7   SOLE VOTING POWER

  SHARES                       428,990

BENEFICIALLY            8   SHARED VOTING POWER

  OWNED BY                         0

    EACH                9   SOLE DISPOSITIVE POWER

  REPORTING                    428,990

 PERSON WITH           10   SHARED DISPOSITIVE POWER

                                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          428,990

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8%

14   TYPE OF REPORTING PERSON*
           IN


CUSIP No.     N/A
13D
Page    3    of    3    Pages


Item 3.     Source and Amount of Funds or Other Consideration.

      The Investor acquired an additional 20,000 shares of Common Stock on June 19, 1998 for an aggregate purchase price of $1,008,000. The Investor acquired such additional shares of Common Stock with personal funds.

Item 4.     Purpose of Transaction.

      This Amendment No. 1 to Schedule 13 D is being filed to report the fact that as a result of the issuance of additional shares of Common Stock by the Issuer on July 31, 1998, the Investor no longer owns 5% or more of the Common Stock.

Item 5.     Interest in Securities of the Issuer.

     The Investor is the beneficial owner of 428,990 shares of Common Stock. This amount represents 4.8% of the Issuer's issued and outstanding Common Stock. The Investor retains both voting and investment power over such shares of Common Stock. The Investor acquired an additional 20,000 Shares of Common Stock on June 19, 1998. The Investor ceased to be the beneficial owner of 5% or more of the Common Stock on July 31, 1998.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            August 3, 1998
                                            _____________________
                                                 (Date)

                                           /S/ Richard W. Colf
                                            _____________________
                                                (Signature)

                                               Richard W. Colf
                                            _____________________
                                                  (Name)